SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of May, 2005.

Contents:

Enclosure 1. Press release re: Director Change, dated 29 April, 2005.

Enclosure 1.

BioProgress PLC

29 April 2005

Press Release	29 April 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Director Change

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), announces that Graham Hind has today resigned as Chief Executive Officer and Director of BioProgress.

The Company has appointed Richard Trevillion, currently a Non-Executive Director, to act as interim Chief Executive Officer.

Richard Trevillion joined the Board in February 2005. He is the founder and CEO of Amity Partners Limited, a principal healthcare and technology finance business which has been responsible for numerous transactions since it was formed in late 2002. A qualified solicitor, Mr Trevillion began his career with law firms Lovell White Durrant and Simmons & Simmons, before moving to corporate finance where his senior experience includes being co-Director at Arthur Andersen responsible for their healthcare corporate finance team. Mr Trevillion then became Head of Healthcare within the technology corporate finance group at Close Brothers Corporate Finance in 2000.

The strategic and financial review, which the Board announced on 13 April 2005, is continuing.

-End-

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:

BioProgress plc
Dan Farrow	Tel: +44 (0) 1354 655674
dan.farrow@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch
Chris Munden / Julian Bosdet	Tel: +44 (0) 20 7398 7700
chris.munden@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: May 4, 2005	Elizabeth Edwards
Chief Financial Officer